AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into effective as of October 7, 2008 (“Effective Date”), between THE CENTER FOR WOUND HEALING, INC., a Nevada corporation (the “Company”) with its principal place of business at 155 White Plains Road, Tarrytown, New York 10591, and David Walz (“Executive”), to provide the terms and conditions for Executive’s employment with the Company and its affiliates from time to time (together, the “Group”).

The Company and Executive have agreed that Executive will be employed by the Company and will serve as an executive officer of the Company, upon the terms and conditions set forth below. This Agreement replaces and supersedes the Employment Agreement between Executive and the Company dated April 1, 2005, as amended (the “2005 Employment Agreement”), except as expressly provided herein.

Accordingly, and in consideration of the mutual obligations set forth in this Agreement, which Executive and the Company agree are sufficient, Executive and the Company agree as follows:

1.   Term of Employment.  Subject to the provisions of Paragraph 4 below, the initial term of this Agreement (the “Initial Term”) begins on the Effective Date and ends on June 30, 2011.  Executive’s employment by the Company pursuant to this Agreement shall be automatically renewed for an additional twelve (12) months following the end of the Initial Term unless either Executive or the Company has provided written notice of its or his intent not to renew on or before January 1, 2011 (a “Renewal Term”).  Following the first Renewal Term, Executive’s employment by the Company pursuant to this Agreement shall be automatically renewed for successive twelve (12) month periods (each, also a “Renewal Term”) following the end of the prior Renewal Term unless either Executive or the Company has provided written notice of its or his intent not to renew no less than 180 days  prior to the expiration of the prior Renewal Term.   Executive’s term of employment under this Agreement (the “Term”) consists of the Initial Term and any Renewal Term(s).  For avoidance of doubt, “Term” as used in this Agreement shall not include any Renewal Term(s) unless this Agreement is extended in accordance with this Paragraph 1.

2.	Position and Responsibilities.

(a)
Executive shall report directly to the CEO and shall have the lawful executive duties assigned to Executive by the CEO or the Company’s Board of Directors (“Board”).  Executive agrees to comply with such lawful policies of the Company as may be adopted from time to time as are applicable to him.  Executive shall devote his full business time and best efforts to the Company’s business and affairs; Notwithstanding the foregoing, nothing herein shall preclude Executive from (i) serving on the board of one or more charitable organizations (subject to the approval of the Board, such approval not to be unreasonably withheld), (ii) engaging in charitable activities and community affairs, and (iii) managing his personal investments and affairs, provided that any such activities listed in (i),  (ii) and (iii) above do not interfere in more than a de minimis manner with the proper performance of his duties and responsibilities hereunder and comply with the limitations set forth in Paragraph 5(a) below.

(b)
Executive’s principal place of employment shall be the Company’s corporate headquarters, currently located in Tarrytown, New York, but Executive shall be required to engage in reasonable and customary business travel on behalf of the Company including visiting existing facilities owned or operated by the Company and recruiting prospective hospitals and physicians.

3.	Compensation and Expense Reimbursement.

Executive shall receive the following compensation and/or reimbursement for expenses:

(a)           Base Salary.  Executive’s annual base salary for each fiscal year during the Term shall be $285,000, payable in equal monthly or more frequent installments as are customary under the Company's payroll practices from time to time, and subject to annual cost-of-living increases (calculated by reference to U.S. Department of Labor’s Consumer Price Index for Urban Consumers, New York, Northern New Jersey and Long Island (NY, NJ, CT, PA) for each applicable year) to take effect on January 1 during each calendar year of the Term (the “Base Salary”) not to exceed 4% per annum.  The Board (or a committee thereof) will review the Base Salary at least annually and may (or may not) increase it beyond Executive’s annual cost-of-living increases at any time for any reason, in its sole discretion.  Executive’s Base Salary (as increased from time to time) shall not be reduced without his written consent.

(b)           Signing Bonus.  Executive shall be eligible for a one-time bonus in the gross amount of $10,000 upon the full and complete execution of this Agreement. Such bonus shall be paid as soon as is practicable after such execution, but in no event later than March 15 of Executive’s taxable year following the taxable year in which the bonus is earned.

(c)           Annual Performance Bonus.  In addition to the foregoing, Executive shall be eligible to receive an annual cash performance bonus (the “Annual Bonus”) for each fiscal year ending during the Term if Executive remains employed by the Company on the last day of such fiscal year and the Company achieves the following Gross Margin for the applicable fiscal year:

•	FY 2009:	48.5% (Plan is 47.5% - 100 basis points above Plan)
•	FY 2010:	49.4% (Plan is 48.9% - 50 basis points above Plan)
•	FY 2011:	52.0% (Plan is 52.0% - Flat to Plan)

Subject to the provisions of Paragraph 4 hereof, the Annual Bonus shall be paid as soon as possible after the close of the applicable fiscal year, but in no event later than March 15 of Executive’s taxable year following the taxable year in which the bonus is earned.  The amount of Executive’s Annual Bonus shall be established by the Board in its sole discretion following the close of the applicable fiscal year, provided, however, that the minimum Annual Bonus for any fiscal year shall be no less than $50,000 and the maximum Annual Bonus shall be no more than 50% of Executive’s then-existing Base Salary, provided that the Company achieves the Gross Margin targets described above.   The parties acknowledge and agree that Executive has already earned an Annual Performance bonus for fiscal year 2008 in the gross amount of $50,000, which shall be paid in no event later than March 15, 2009.

Gross Margin shall be calculated by the Company and the Company’s determination of Gross Margin shall be final and not subject to challenge by Executive.  Generally, however, “Gross Margin” means the result of net sales less direct wound care center (the “Centers”) costs (the “cost of sales” or “COS”) including direct and hospital contract labor payroll costs, heath insurance and employee benefit costs associated with this direct labor, medical director fees and other labor costs that may be paid on a 1099 basis; rental, finance charges and depreciation costs of leasehold improvements and furniture, fixtures and equipment used in the Centers; advertising, marketing, promotion and Center grand opening costs that are directly assigned to Centers; automobile expense incurred by Center employees; patient transportation costs; equipment maintenance; software expense, including current expense and amortization costs; property and casualty and other liability insurance costs allocated to the Centers; non-cash compensation to Center employees (both “HMA” and “NYHWC” payroll personnel); oxygen and medical supplies costs; amortization costs of contract and other intangible assets directly associated with a Center; and other costs that may be appropriately allocated to the Cost of Sales as determined by the company’s Chief Executive Officer.

(d)           Benefits.  Executive shall be eligible to participate in all Company benefit plans and programs as are generally available to the Company’s senior executives, and Executive’s benefits shall be based on the terms of the applicable plans as established by the Company from time to time.  Executive shall be entitled to 6 weeks paid vacation per calendar year, which vacation shall be exercised with due regard to the then current requirements of the Company’s business.   Executive shall be entitled to carry over up to two (2) weeks unused vacation from one year to the next (for a maximum of 8 weeks vacation in any calendar year).  Executive’s vacation entitlement may be reviewed by the Board and increased at the Board’s discretion.

(e)           Car Allowance.  Executive shall be entitled to reimbursement for automobile expenses (including insurance, maintenance, lease payments, etc.) up to, but not exceeding, $15,000 per calendar year (but no more than $3,000 per calendar month), plus additional reimbursement for any mileage, tolls or parking for documented business use (with such documentation to be provided in accordance with the Company’s normal expense reimbursement practices and procedures).  Any unused car allowance existing as of December 31 of each calendar year shall be forfeited.   If any automobile expense reimbursed hereunder is considered taxable income to Executive, Executive shall be entitled to a “gross-up” payment from the Company so that his net, after-tax, automobile expenses are fully reimbursed by the Company.  All approved reimbursements and any “gross-up” payment shall be paid within a reasonable time (not later than March 15 of Employee’s taxable year following the taxable year in which an expense was incurred) following the presentation by Employee of appropriate documentation to the Company.  The amount of expenses eligible for reimbursement during any taxable year of Employee under this Agreement will not affect the expenses eligible for reimbursement in any other taxable year of Employee, and Employee’s right to reimbursement of expenses is not subject to liquidation or exchange for another benefit.

(f)           Stock Options.  Pursuant to the 2005 Employment Agreement, Executive was granted options to purchase 210,000 shares of common stock of the Company and pursuant to this Agreement, executive shall be granted the option to purchase an additional 525,000 shares of the Company’s common stock pursuant to the Company’s “Center for Wound Healing 2006 Stock Option Plan, as amended and restated” (the “Option Plan”), as described below.  The Company represents that such shares are not currently registered, but agrees to provide Executive with “piggyback” registration rights should the Company register the shares of any shareholder or warrant holder of the Company’s stock, and shall enter into a Registration Rights Agreement reasonably acceptable to Executive providing for such “piggyback” registration rights.  The terms of such option grant shall be as follows:

(i)
Prior Time Vesting Options.  The 210,000 time vesting options granted to Executive pursuant to Paragraph 3(e) of the 2005 Employment Agreement (“Time Vesting Options”) shall survive this Agreement and remain in full force and effect in accordance with their terms, except that (x) the exercise price for all vested and unvested Time Vesting Options shall be adjusted to $1.05 per share, the “fair market value” determined by the Board as of October 8, 2008; and (y) the life of such options shall be extended to 5 years from the original date of grant, which was April 1, 2006.  The parties acknowledge and agree that pursuant to the terms of the 2005 Employment Agreement, the Time Vesting Options are fully vested.

(ii)
New Time Vesting Options.   Subject to the provisions of Paragraph 4 below, Executive is hereby granted, effective October 8, 2008 (the “Grant Date”), the option to purchase an additional 300,000 shares of Company stock at the price of $1.05 per share (the “New Time Vesting Options”).  The New Time Vesting Options shall vest according to the following schedule:

(A)	75,000 of the New Time Vesting Options will vest on the Grant Date; and

(B)	75,000 of the New Time Vesting Options will vest on the first anniversary of the Grant Date, provided that Executive is employed by the Company through such date; and

(C)	75,000 of the New Time Vesting Options will vest on the second anniversary of the Grant Date, provided that Executive is employed by the Company through such date; and

(D)	75,000 of the New Time Vesting Options will vest on June 30, 2011, provided that Executive is employed by the Company through such date.

(iii)
New Performance Vesting Options. Subject to the provisions of Paragraph 4 below, Executive is hereby granted, effective October 8, 2008, the option to purchase an additional 225,000 shares of Company stock at the price of $1.05 per share (the “New  Performance Vesting Options”).  The New Performance Vesting Options shall vest according to the following schedule:

(A)
If the Company achieves any of the quarterly Adjusted EBITDA targets for 2009 set forth in Section 9.18(a) of the Securities Purchase Agreement during the fiscal year ending June 30, 2009, then Executive’s New Performance Vesting Option to purchase 75,000 shares of the Company’s common stock shall vest as of the last day of the applicable Quarter.

(B)
If the Company achieves any of the quarterly Adjusted EBITDA targets for 2010 set forth in Section 9.18(a) of the Securities Purchase Agreement during the fiscal year ending June 30, 2010, then Executive’s New Performance Vesting Option to purchase 75,000 shares of the Company’s common stock shall vest as of the last day of the applicable Quarter.

(C)
If the Company achieves any of the quarterly Adjusted EBITDA targets for 2011 set forth in Section 9.18(a) of the Securities Purchase Agreement during the fiscal year ending June 30, 2011, then Executive’s New Performance Vesting Option to purchase 75,000 shares of the Company’s common stock shall vest as of the last day of the applicable Quarter.

(D)	The Company’s EBITDA for any applicable Quarter shall be calculated by reference to the Company’s Form 10Q for that Quarter, following the review of such Form 10Q by the Company’s outside accountants.

(E)
The maximum number of New Performance Vesting Options that may vest pursuant to this paragraph 3(f)(iii) for any fiscal year is 75,000 shares of the Company’s common stock.  Any New Performance Vesting Options which do not vest within the applicable periods set forth in paragraphs 3(f) (iii) (A), (B), or (C) above shall be forfeited.

(iv)	Change in Control. All of Executive’s options shall become fully vested and exercisable immediately before the effective time of a Change in Control as defined in Paragraph 4(a)(v) below.

(v)
Term of Option.  The New Time Vesting Options and the New Performance Vesting Options shall remain outstanding for 5 years following its date of grant.  To the extent Executive’s options has vested at the time of his termination of employment, his option shall remain outstanding until the earlier of the end of the term or the date on which Executive exercises his option.

(g)           Expense Reimbursement.  Executive shall be entitled to receive prompt reimbursement from the Company of all travel, tolls, parking, entertainment and out-of-pocket expenses which are reasonably and necessarily incurred by Executive in the performance of his duties hereunder; provided, however, that Executive properly accounts for such expenses in accordance with Company’s policies as in effect from time to time, and receives pre-approval from the Board prior to incurring any single expense for which reimbursement will be sought in excess of $5,000.00.  All approved reimbursements shall be paid within a reasonable time (not later than March 15 of Employee’s taxable year following the taxable year in which an expense was incurred) following the presentation by Employee of appropriate documentation to the Company.  The amount of expenses eligible for reimbursement during any taxable year of Employee under this Agreement will not affect the expenses eligible for reimbursement in any other taxable year of Employee, and Employee’s right to reimbursement of expenses is not subject to liquidation or exchange for another benefit.

4.	Termination

(a)	Termination of Employment.

(i)        Termination by the Company for Cause.  The Board may terminate Executive’s employment for Cause at any time upon written notice.  “Cause” means any of the following: (1) Executive’s material breach of this Agreement, breach of fiduciary duty having a material adverse impact on the Company, material breach of the Company’s employment policies applicable to him, or refusal to follow the lawful directives of the Board consistent with this Agreement that is not corrected (to the extent correctable) within ten (10) days after delivery of written notice to Executive with respect to such breach; (2) Executive’s breach of a fiduciary duty to the Company, material breach of the Company’s employment policies applicable to him, refusal to follow the lawful directives of the Board consistent with this Agreement, or repeated breach of the same provision of this Agreement, each on more than two (2) occasions, regardless of whether such breach has been or may be corrected; (3) Executive’s indictment for or conviction of a felony or any crime involving fraud; (4) Executive’s misappropriation of funds or material property of the Company or any member of the Group; or (5) Executive’s material dishonesty, disloyalty, or willful misconduct.   Notwithstanding the foregoing, any act, or failure to act, based upon the advice of counsel to the Company shall be presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company, and shall not constitute Cause as defined herein.

(ii)                  Termination by the Company without Cause.  The Company may terminate Executive’s employment under this Agreement without Cause upon at least thirty (30) days’ prior written notice to Executive.   Furthermore, for purposes of this Agreement, a failure by the Company to renew this Agreement pursuant to Paragraph 1 hereof shall constitute a termination by the Company without Cause.

(iii)                   Death or Disability.  Executive’s employment by the Company will immediately terminate upon Executive’s death and at the option of either Executive or the Company, exercisable upon written notice to the other party, may terminate upon the Executive’s Disability.  For purposes of this Agreement, “Disability” will occur if (1) Executive becomes eligible for benefits under a long-term disability policy provided by the Company, or (2) Executive has become unable, due to physical or mental illness or incapacity, to substantially perform the essential duties of Executive’s employment, with or without reasonable accommodation, for a period of (A) 90 consecutive days or any consecutive waiting period during which Executive is not eligible for long-term disability income benefits pursuant to disability income policies provided by the Company, whichever is less; or (B)  or an aggregate of 120 days during any consecutive 12 month period, as determined by an independent physician approved by the Company and Executive.   Executive agrees to be examined at the request of the Company by such independent physician upon reasonable notice.

(iv)                   Termination by Executive for Good Reason.  Executive may terminate his employment for Good Reason at any time upon written notice to the Company.  “Good Reason” shall mean the occurrence, during the Term, of any of the following actions or failures to act, but in each case only if (1) Executive objects in writing within ten (10) days of Executive having actual knowledge of such event, and (2) with respect to subsections 1-4 below, such occurrence is not corrected (if correctable) by the Company within ten (10) days after delivery of written notice to the Board with respect to such occurrence: (1) a material change in Executive’s duties, reporting responsibilities, titles or elected or appointed offices as in effect immediately prior to the effective date of such change; (2) any reduction in or failure to pay when due any compensation or expense reimbursement to which Executive is entitled pursuant to this Agreement; (3) the Company’s breach of any material term of this Agreement; or (4) the Company’s relocation of its corporate offices to an address more than 50 miles from its current headquarters in Tarrytown, New York.  For avoidance of doubt Base Salary shall mean that remuneration which is not based upon performance, e.g., commissions.

(v)                  Termination as a result of a Change in Control.   Executive may terminate Executive’s employment under this Agreement within 60 days of the occurrence of a Change in Control, as defined herein.  The term “Change in Control” means: a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act as in effect at the time of such "change in control", provided that such a change in control shall be deemed to have occurred at such time as:

(A) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities representing 45% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor to the Company, provided, however, that for purposes of this definition, the following transactions shall not constitute a Change in Control: (1) any acquisition directly from the Company through a public offering or private placement of shares of common stock (2) any acquisition by the Company or an Affiliate, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (D) of this definition.

(B) during any period of two consecutive years or less, individuals who at the beginning of such period constitute the Board cease, for any reason, to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

(C) the consummation of a sale or disposition (through one or more transactions) of 50% or more of the assets or business of the Company; or

(D) the consummation of any reorganization, merger, consolidation or share exchange unless (1) the persons who were the beneficial owners of the outstanding Shares of the common stock of the Company immediately before the consummation of such transaction beneficially own more than 60% of the outstanding Shares of the common stock of the successor or survivor corporation in such transaction immediately following the consummation of such transaction and (2) the number of Shares of the common stock of such successor or survivor corporation beneficially owned by the persons described in Paragraph 4(a)(v)(D)(1) immediately following the consummation of such transaction is beneficially owned by each such person in substantially the same proportion that each such person had beneficially owned Shares of the Company’s common stock immediately before the consummation of such transaction, provided (3) the percentage described in Paragraph 4(a)(v)(D)(1) of the beneficially owned shares of the successor or survivor corporation and the number described in Paragraph 4(a)(v)(D)(2) of the beneficially owned shares of the successor or survivor corporation shall be determined exclusively by reference to the shares of the successor or survivor corporation which result from the beneficial ownership of Shares of common stock of the Company by the persons described in Paragraph 4(a)(v)(D)(1) immediately before the consummation of such transaction.

(vi)                   Termination by Executive without Good Reason.  Executive may terminate his employment under this Agreement without Good Reason upon at least forty-five (45) days’ prior written notice to the Company.

(b)	Consequences of Termination of Employment.

(i)        Termination by the Company without Cause or by Executive for Good Reason.  If the Company terminates Executive’s employment without Cause  or if Executive terminates his employment at any time for Good Reason  at any time during the Term (and in either case such termination of employment constitutes a “separation from service” within the meaning of section 409A of the Code), Executive shall receive the benefits described in this Paragraph 4(b)(i), provided Executive executes a release (in a form acceptable to the Company) of all claims he has or may have against the Company.  If Executive receives the benefits set forth in this Paragraph 4(b)(i), Executive shall not be eligible for severance benefits from any other plan, program or policy of the Company then in effect.

1.      Continuation of Base Salary.  Executive shall be entitled to continuation of Executive’s then-existing Base Salary through the end of the Term or for 24 months, whichever is longer; provided, however, that if Executive’s employment terminates as a result of the Company’s failure to renew this Agreement as provided in Paragraph 1, Executive shall be entitled to continuation of Executive’s then-existing Base Salary for a period of twelve (12) months.  Subject to Paragraph 4(c), the Base Salary continuation payments shall be paid in equal installments in accordance with the Company’s standard payroll practice.

2.      Pro-Rata Payment of Annual Bonus.  Executive shall be entitled to a pro-rata amount of his Annual Bonus for the fiscal year in which his employment terminates equal to his Target Annual Bonus times the number of days elapsed in the applicable fiscal year divided by 365, payable not later than two and one-half (2 ½) months after the close of the calendar year in which such termination occurred.

3.      Payment of Employment Benefits.  Executive shall be entitled to payment of any accrued employment benefits to which he might be entitled pursuant to this Agreement, including, without limitation, payment for any vacation not yet used during the calendar year in which the termination of employment takes place, pro-rated to the termination date, payable not later than two and one-half (2 ½) months after the close of the calendar year in which such termination occurred. In addition, for a period of twenty-four (24) months following Executive’s termination of employment, the Company shall continue Executive’s (including Executive’s family) participation in any health or medical benefit plan(s) in which he was participating prior to his termination of employment, at the Company’s expense, if permitted by the terms and conditions of such plans;  and if such plans do not permit Executive’s continued participation, then the Company shall reimburse Executive for amounts actually incurred by him for continuation coverage under such plans pursuant to COBRA for a period of 18 months, and following the expiration of COBRA coverage, shall reimburse Executive for amounts actually incurred by him to obtain substantially comparable coverage for an additional six (6) months; provided, however, if Executive’s employment terminates as a result of the Company’s failure to renew this Agreement as provided in Paragraph 1, Executive’s right to benefit continuation and/or reimbursement  for COBRA expenses as provided herein shall expire after twelve (12) months. Reimbursements under this paragraph shall be paid promptly and in all events not later than March 15 of Employee’s taxable year following the taxable year in which the applicable expenses were incurred. The amount of expenses eligible for reimbursement during any taxable year of Employee under this Agreement will not affect the expenses eligible for reimbursement in any other taxable year of Employee, and Employee’s right to reimbursement of expenses is not subject to liquidation or exchange for another benefit.

4.      Vesting of Stock Options.   Any unvested Stock Options pursuant to Paragraph 3(f)(i) and 3(f)(ii) hereof shall immediately vest and become exercisable pursuant to the applicable Stock Option Agreement(s) for such options.  In addition to the foregoing, should the Company’s Adjusted EBITDA for the Quarter during which such termination takes place meet the applicable Adjusted EBITDA vesting thresholds required by Paragraphs 3(f)(iii)(A-C), then any unvested options that would have vested as a result of the Company’s achieving such Adjusted EBITDA threshold shall vest and become exercisable pursuant to the Stock Option Agreement(s) for such options.

(ii)                  Termination for Cause, Voluntary Termination.  If Executive’s employment with the Company is terminated (i) by the Company for Cause, or (ii) by Executive’s resignation without Good Reason, Executive shall receive (A) any accrued but unpaid Base Salary earned only through Executive’s termination date; (B) any Annual Bonus earned for any prior year(s) but not yet paid; and (C) payment of any accrued employment benefits to which he might be entitled pursuant to this Agreement, excepting any accrued but unused vacation benefits.  Nothing contained in this sub-paragraph shall limit any right of the Company in law or equity.

(iii)                   Death or Disability.  If Executive’s employment with the Company is terminated as a result of Executive’s death or Disability (and such termination of employment constitutes a “separation from service” within the meaning of section 409A of the Code), Executive shall receive (A) any accrued but unpaid Base Salary earned only through Executive’s termination date, provided that if Executive terminates employment as a result of Disability, Executive’s Base Salary shall continue to be paid for any period that Executive is not eligible to receive disability income benefits pursuant to the Company’s disability insurance policies, or for six (6) months, whichever is less, and further provided that such payments shall, subject to Paragraph 4(c), be paid in equal installments in accordance with the Company’s standard payroll practice; (B) any Annual Bonus earned for any prior year(s) but not yet paid; and (C) payment of any accrued employment benefits to which he might be entitled pursuant to this Agreement, excepting any accrued but unused vacation benefits.  Nothing contained in this sub-paragraph shall limit any right of the Company in law or equity.

(iv)                  Termination as a result of a Change in Control.  If Executive terminates his employment due to a Change in Control under Paragraph 4(a)(v), Executive shall be entitled to receive the payments and benefits set forth in Paragraph 4(b)(i) above.

(c) Required Delay for Payment to Specified Employees.  To the extent necessary to comply with the restriction in Section 409A of the Code concerning payments to specified employees (within the meaning of section 409A of the Code), the first payment to Executive pursuant to this Paragraph 4(b) shall be made at least six months and one day after Executive’s “separation from service” (within the meaning of section 409A of the Code).   The first payment shall include any installments that would have been paid previously under Paragraph 4(b) were it not for this special timing rule, plus interest on the delayed installments at an annual rate (compounded monthly) equal to the federal short-term rate (as in effect under Section l274(d) of the Code on Executive’s separation from service).

5.	Restrictive Covenants.

(a)           Non-Competition.  During the Term and for any time period during which Executive is receiving Base Salary continuation payments from the Company pursuant to Paragraphs 4(b)(i)(1), 4(b)(ii), or 4(b)(iv) herein (the “Non-Competition Period”), Executive shall not directly or indirectly manage, operate, participate in, be employed by, or perform consulting services for Diversified Clinical Services, Curative Health Services, National Healing Inc, National Baromedical Services Inc., Oxyheal Health Group, National City, CA, and Comprehensive Healthcare Solutions, (each a “Competitive Enterprise”) in the United States of America.  During the Non-Competition Period, Executive may invest in any Competitive Enterprise, provided that Executive and Executive’s immediate family members (as defined in Section 1361(c)(B) of the Code) do not own collectively more than one percent of the voting securities of any such entity at any time.

(b)           Non-Solicitation of Customers.  During the Non-Competition Period, Executive shall not solicit, call upon, divert or actively take away, or attempt to solicit, call upon, divert or take away, for the purpose of competing with the Company, any individual, partnership, corporation, association, or entity who, within the thirty-six (36) month period prior to Executive’s termination of employment, obtained or contracted to obtain goods or services from the Company (a “Customer”) or was solicited by the Company for business (whether or not he, she, or it became an actual customer) (a “Potential Customer”).

(c)           Non-Solicitation of Employees.  During the Non-Competition Period, Executive will not directly or indirectly solicit or attempt to solicit or encourage anyone who, at the time of the termination of Executive’s employment, is then an officer, manager or salesperson of the Company (or who was an officer, manager or salesperson of the Company within the three (3) months prior to the termination of Executive’s Employment) to resign from the Company or to apply for or accept employment with any company or other enterprise.

(d)           Other Employment During the Term.  During the Term, Executive shall not receive compensation from any other company or business unless the arrangement giving rise to such compensation has been (i) disclosed to and approved by the Board in advance or (ii) is otherwise permitted by the terms of this Agreement.

(e)           Use and Disclosure of Proprietary Information.

(i)        Definition of Proprietary Information.  “Proprietary Information” means information, knowledge or data not otherwise known to the general public concerning (A) the Group’s businesses, strategies, operations, prospects, financial affairs, organizational matters, operational results, operational strengths and weaknesses, personnel matters, compensation policies and procedures, budgets, business plans, marketing plans, studies, policies, procedures, products, ideas, processes, software systems, trade secrets and technical know-how, specifications, or research and development operations or plans, (B) any matter relating to clients of the Group or other third parties having relationships with the Group and (C) any confidential information from which the Group derives business advantage or economic value.  Proprietary Information includes (1) the names, addresses, phone numbers and buying habits and preferences and other information concerning clients and prospective clients of the Group, and (2) information and materials concerning the personal affairs of employees of the Group.  In addition, Proprietary Information may include information furnished to Executive orally or in writing (whatever the form or storage medium) or gathered by inspection, in each case before or after the date of this Agreement.  Proprietary Information does not include information (X) that was or becomes generally available to Executive on a non-confidential basis, if the source of this information was not reasonably known to Executive to be bound by a duty of confidentiality, (Y) that was or becomes generally available to the public, other than as a result of an unauthorized disclosure by Executive, directly or indirectly, or (Z) that Executive can establish was independently developed by Executive under circumstances not covered by the provisions of Paragraph 5(f) hereof.

(ii)                  Acknowledgements.  Executive acknowledges that he will obtain or create Proprietary Information in the course of Executive’s involvement in the Group’s activities and may already have Proprietary Information.  Executive agrees that the Proprietary Information is the exclusive property of the Group.  In addition, nothing in this Agreement will operate to weaken or waive any rights the Group may have under statutory or common law, or any other agreement, to the prohibition of unfair competition or the protection of trade secrets, confidential business information and other confidential information.

(iii)                  During Employment.  Executive will use and disclose Proprietary Information only for the Group’s benefit and in accordance with any restrictions placed on its use or disclosure by the Group.

(iv)                  Post-Employment.  After the termination of Executive’s employment, Executive will not use or disclose any Proprietary Information for any purpose; provided, however, that the restriction on Proprietary Information not constituting a trade secret under applicable law shall expire after five (5) years.

(f)           Ownership of Work Product.  All work product, property, data, documentation, information or materials conceived, discovered, developed or created by Executive during or in connection with Executive’s employment with the Company or any of its parents, subsidiaries, or affiliates (collectively, the “Work Product”) shall be owned exclusively by the Company.  To the greatest extent possible, any Work Product shall be deemed to be a “work made for hire” (as defined in the United States Copyright Act, 17 U.S.C.A. §101 et seq., as amended) and owned exclusively by the Company.  Executive hereby unconditionally and irrevocably transfers and assigns to the Company all right, title and interest in or to any Work Product.   Executive agrees that any trade secret, invention, improvement, patent applications, copyrighted material, program, system or novel technique or the like conceived, devised, developed or otherwise obtained by Executive or other Company employees during or in connection with Executive’s employment with the Company shall be and become the sole property of the Company, and that Executive will execute any and all documents reasonably necessary to evidence or secure the Company’s ownership.

(g)           Non-Disparagement.  During and after Executive’s employment with the Company, the parties mutually covenant and agree that neither will directly or indirectly disparage the other, or make or solicit any comments, statements, or the like to any clients, competitors, suppliers, employees or former employees of the Company, the press, other media, or others that may be considered derogatory or detrimental to the good name or business reputation of the other party.  Nothing herein shall be deemed to constrain either party’s cooperation in any Board authorized investigation or governmental action.  In the event of Executive’s termination of employment or the non-renewal of this Agreement, Executive and Company shall agree on any press release relating to such termination or nonrenewal and the Company and Executive shall not publicly discuss or comment on Executive’s termination or non-renewal in any manner other than as mutually agreed in the press release.

6.      Employment Taxes.  All payments and other compensation under this Agreement shall be subject to withholding of applicable taxes and other amounts required by law to be withheld.

7.      Indemnification.  To the fullest extent permitted by applicable law, the Company shall provide indemnification for Executive under its Articles of Incorporation and Bylaws.  Executive shall be covered by the Company’s standard indemnification agreement and by any director’s and officer’s liability insurance policy maintained by the Company, subject to the terms of such agreement and/or policy(ies).   The Company shall maintain directors and officer’s liability insurance in amounts appropriate for the Company’s size and business throughout the Term and for a period of three (3) years thereafter.

8.      Successors.  The Company shall use commercially reasonable efforts to require (through contractual arrangements or otherwise) any successor to the Company  to all or substantially all of the Company’s business and/or assets (whether a direct or indirect successor, and whether by purchase, lease, merger, consolidation, liquidation, or otherwise) to assume the obligations under this Agreement.  In case of any succession, the term “Company” shall refer to the successor.  The terms of this Agreement and all of Executive’s rights hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees.  Notwithstanding the foregoing, nothing contained herein shall be construed as authorizing any assignment or other delegation by Executive of his duties hereunder.

9.      No Third-Party Beneficiaries.  Except as to any successor of the Company as provided in Paragraph 8 above, nothing in this Agreement may confer upon any person or entity not a party to this Agreement any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

10.               No Duty to Mitigate.  Executive shall not be required to seek new employment or otherwise to mitigate the payments contemplated by this Agreement; provided, however, that the payments contemplated by Paragraph 4(b)(i)(1) this Agreement (and to the extent such provision is incorporated by reference by any other provision of this Agreement) shall be offset by any earnings that Executive may receive from any other source (other than investment activities) during the period in which payments pursuant to Paragraph 4(b)(i)(1) are being made by the Company.  Moreover, any benefits or reimbursement to which Executive is entitled pursuant to Paragraph 4(b)(i)(4) shall cease if Executive obtains comparable heath or medical insurance coverage with another employer.  Nothing contained in this Paragraph 10 shall be construed to obligate Executive to pay any amounts to the Company, or to repay any amounts already paid to him by the Company, under any circumstances.

11.               Notice.  Notices and other communications between the parties to this Agreement shall be delivered in writing and shall be deemed to have been given when personally delivered or on the third business day after mailing by U.S. registered or certified mail, return receipt requested and postage prepaid, or by a recognized national courier service.

(a)           Notices and other communications not personally delivered to Executive shall be addressed to Executive, at the most recent home address that he provided in writing to the Company.

(b)           Notices and other communications to the Company shall be addressed to the Company’s corporate headquarters, to the attention of the Company’s Secretary.

12.               Waiver and Amendments.  No provision of this Agreement may be modified, waived, or discharged, unless the modification, waiver, or discharge is agreed to in writing signed by Executive and by an authorized representative of the Company (other than Executive).  Unless specifically characterized as a continuing waiver, no waiver of a condition or provision at any one time may be considered a waiver of the same provision or condition (or any different provision or condition) at any other time.

13.               Ability to Enter this Agreement.  Executive represents and warrants that neither the execution and delivery of this Agreement nor the performance of Executive’s services hereunder will conflict with, or result in a breach of any employment or other agreement to which Executive is a party or by which Executive might be bound or affected.  Executive further represents and warrants that Executive has full right, power, and authority to enter into and carry out the provisions of this Agreement.

14.               American Jobs Creation Act of 2004.  This Agreement shall be construed, administered and interpreted in accordance with a good-faith interpretation of Section 409A of the Code and Section 885 of the American Jobs Creation Act of 2004.  If the Company or Executive determines that any provision of this Agreement is or might be inconsistent with such provisions (including any administrative guidance issued thereunder), the parties shall make their best efforts to act in good faith compliance with the requirements of Section 409A of the Code and to agree to such amendments to this Agreement as may be necessary or appropriate to comply with such requirements.

15.               Choice of Law and Exclusive Jurisdiction.  This Agreement (including its validity, interpretation, construction, and performance) shall be governed by the laws of the State of New York, without regard to any concerning conflicts or choice of law that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.   Any dispute related to or arising from this Agreement, or its construction, formation, or termination, shall be brought exclusively in the state or federal courts for Westchester County, New York, and both the Company and Executive waive any defense of lack of personal jurisdiction in such courts for any action arising from or related to this Agreement.

16.               Section Headings.  All headings in this Agreement are inserted for convenience only.  Headings do not constitute a part of the Agreement and may not affect the meaning or interpretation of any term or other provision of this Agreement.

17.               Severability and Reformation.  Each substantive provision of this Agreement is a separate agreement, independently supported by good and adequate consideration, and is severable from the other provisions of the Agreement.  If a court of competent jurisdiction determines that any term or provision of this Agreement is unenforceable, then the other terms and provisions of this Agreement shall remain in full force and effect, and the unenforceable terms or provisions shall be equitably modified to the extent necessary to achieve the underlying purpose in an enforceable way.

18.               Whole Agreement.  This Agreement reflects the entire understanding and agreement between the Company and Executive regarding Executive’s employment.  This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings, and agreements, whether oral or written, relating to Executive’s employment with the Company, including, without limitation, the 2005 Employment Agreement, which is cancelled and of no further effect.  The respective rights and obligations of the parties to this Agreement shall survive the termination of Executive’s employment to the extent necessary to give such rights and obligations their intended effect.

19.               No Presumption.  Each party hereto has participated in the negotiation and drafting of this Agreement and each has been represented throughout to his or its satisfaction by legal counsel of their respective choice.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

20.               Fiscal Year.   Should the Company’s fiscal year be modified during the Term, the provisions of this Agreement shall be deemed modified and amended to provide Executive with equivalent rights and benefits to which he would otherwise have been eligible but for such modification.

21.               Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

THE CENTER FOR WOUND HEALING, INC.:

By
Andrew G. Barnett

Its:	Chief Executive Officer

Date

EXECUTIVE:

David Walz

Date